60 Degrees Pharmaceuticals, Inc.

1025 Connecticut Avenue NW Suite 1000

Washington, D.C. 20036

(202) 327-5422

August 17, 2026

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: 60 Degrees Pharmaceuticals, Inc. Registration Statement on Form S-3 (File No. 333-298349) filed on August 14, 2026

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-298349) filed by 60 Degrees Pharmaceuticals, Inc. on August 14, 2026 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a) may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at (516) 668-4553.

Yours sincerely,

/s/ Jesse L. Blue, Esq.

Jesse L. Blue, Esq.